The information in this preliminary pricing supplement is not complete and may be changed. We may not sell these Notes until the pricing supplement and the accompanying prospectus (collectively, the “Offering Documents”) are delivered in final form. The Offering Documents are not an offer to sell these Notes and we are not soliciting offers to buy these Notes in any state where the offer or sale is not permitted.

Subject to Completion PRELIMINARY PRICING SUPPLEMENT Dated October 28, 2025 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-283672 (To Prospectus dated February 6, 2025)

UBS AG $• Market-Linked Notes
Linked to the Performance of the Euro Relative to the U.S. Dollar due on or about May 3, 2027

Investment Description

UBS AG Market-Linked Notes (the “Notes”) are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS” or the “issuer”) linked to the performance of the euro (the “underlying currency”) relative to the U.S. dollar, as specified further herein on page 2 and under “Information About the Underlying Currency”. The Notes are designed for investors who seek exposure to appreciation of the underlying currency relative to the U.S. dollar from the trade date to the final valuation date. The amount you receive at maturity will be based on the direction and percentage change in the underlying currency relative to the U.S. dollar from the initial spot rate to the final spot rate (the “underlying return”). If the underlying return is positive (meaning that the underlying currency has appreciated relative to the U.S. dollar), at maturity, UBS will pay you a cash payment per Note equal to the principal amount plus a percentage return equal to the underlying return multiplied by the participation rate. The underlying return has an effective cap of 100.00%; therefore, when multiplied by the participation rate, the Notes are subject to an embedded maximum payment at maturity per Note. See “Underlying Return” on page 2 herein. If the underlying return is zero or negative, at maturity UBS will pay you a cash payment per Note equal to the principal amount. Repayment of the principal amount applies only if the Notes are held to maturity. Investing in the Notes involves significant risks. The Notes do not pay interest and your potential return on the Notes is limited by an embedded maximum payment at maturity per Note. The payment at maturity will be greater than the principal amount only if the underlying return is positive. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amount owed to you under the Notes and you could lose all of your initial investment.

Features

❑

Exposure to Positive Underlying Return up to an Embedded Maximum Payment at Maturity – At maturity, the Notes provide exposure to any positive underlying return multiplied by the participation rate. The underlying return will be positive when the underlying currency has appreciated relative to the U.S. dollar. As further specified on page 2 herein, the underlying return has an effective cap of 100.00%; therefore, when multiplied by the participation rate, the Notes are subject to an embedded maximum payment at maturity per Note.

❑

Repayment of Principal Amount at Maturity – If the underlying return is zero or negative, at maturity, UBS will pay you a cash payment per Note equal to the principal amount. Any payment on the Notes, including any repayment of principal, applies only if the Notes are held to maturity and is subject to the creditworthiness of UBS.

Key Dates*

Trade Date**	October 29, 2025
Settlement Date**	October 31, 2025
Final Valuation Date	April 29, 2027
Maturity Date	May 3, 2027
*	Expected. See page 2 for additional details.
**

We expect to deliver the Notes against payment on the second business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to one business day before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in two business days (T+2), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.

Notice to investors: the Notes are significantly riskier than conventional debt instruments. The payment at maturity will be greater than the principal amount only if the underlying return is positive. Additionally, investors are also subject to the credit risk inherent in purchasing a debt obligation of UBS. You should not purchase the Notes if you do not understand or are not comfortable with the significant risks involved in investing in the Notes.

You should carefully consider the risks described under “Key Risks” beginning on page 4. Events relating to any of those risks, or other risks and uncertainties, could adversely affect the market value of, and the return on, your Notes. The Notes will not be listed or displayed on any securities exchange or any electronic communications network.

Note Offering

The payment at maturity of the Notes is subject to, and will not exceed an embedded maximum payment at maturity per Note. Information about the underlying currency is specified on page 2 and under “Information About the Underlying Currency” herein. The final terms of the Notes will be set on the trade date.

Underlying Currency	Participation Rate	Initial Spot rate	CUSIP	ISIN
Euro (EUR) (see page 2 for further details)	1.00	•	90309KM50	US90309KM505

The estimated initial value of the Notes as of the trade date is expected to be between $954.50 and $984.50. The range of the estimated initial value of the Notes was determined on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” beginning on page 5 herein.

See “Additional Information About UBS and the Notes” on page ii. The Notes will have the terms set forth in the accompanying prospectus dated February 6, 2025 and this document.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this document or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Notes	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
Notes linked to the Performance of the Euro Relative to the U.S. Dollar	$•	$1,000.00	$•	$10.00	$•	$990.00
UBS Financial Services Inc.	UBS Investment Bank

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus for the Notes), with the Securities and Exchange Commission (the “SEC”), for the Notes to which this document relates. You should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access these documents on the SEC website at www.sec.gov as follows:

	Prospectus dated February 6, 2025: http://www.sec.gov/Archives/edgar/data/1114446/000119312525021845/d936490d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries and references to “Notes” refer to the Market-Linked Notes that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Notes and Warrants,” dated February 6, 2025.

This document, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including all other prior pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” herein, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors with respect to an investment in the Notes.

If there is any inconsistency between the terms of the Notes described in the accompanying prospectus and this document, this document will govern.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

ii

Investor Suitability

The Notes may be suitable for you if:

♦You fully understand the risks inherent in an investment in the Notes.

♦You are willing to make an investment that may provide no positive return on investment.

♦You believe that the underlying currency will appreciate relative to the U.S. dollar over the term of the Notes and you understand and accept that the Notes are subject to an embedded maximum payment at maturity per Note.

♦You are willing to invest in the Notes based on the participation rate indicated on the cover hereof.

♦You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the performance of the underlying currency relative to the U.S. dollar.

♦You do not seek current income from your investment.

♦You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦You understand and are willing to accept the risks associated with the underlying currency.

♦You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

♦You understand that the estimated initial value of the Notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the Notes, the price (not including their customary bid-ask spreads) will temporarily exceed the internal pricing model price.

The Notes may not be suitable for you if:

♦You do not fully understand the risks inherent in an investment in the Notes.

♦You are unwilling to make an investment that may provide no positive return on investment.

♦You believe that the underlying currency will remain flat or depreciate relative to the U.S. dollar over the term of the Notes or you do not understand or are unwilling to accept that the Notes are subject to an embedded maximum payment at maturity per Note.

♦You are unwilling to invest in the Notes based on the participation rate indicated on the cover hereof.

♦You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the performance of the underlying currency relative to the U.S. dollar.

♦You seek current income from your investment.

♦You are unable or unwilling to hold the Notes to maturity or you seek an investment for which there will be an active secondary market.

♦You do not understand or are not willing to accept the risks associated with the underlying currency.

♦You are not willing to assume the credit risk of UBS for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances. You are urged to consult your investment, legal, tax, accounting and other advisors and carefully consider the suitability of an investment in the Notes in light of your particular circumstances. You should review “Information About the Underlying Currency” herein for more information on the underlying currency. You should also review carefully the “Key Risks” section herein for risks related to an investment in the Notes.

Preliminary Terms

Issuer	UBS AG London Branch
Principal Amount	$1,000 per Note
Term

Approximately 18 months. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the final valuation date and maturity date to ensure that the stated term of the Notes remains the same.

Underlying Currency	euro (EUR)
Participation Rate	1.00
Payment at Maturity (per Note)	If the underlying return is positive (meaning that the underlying currency has appreciated relative to the U.S. dollar), UBS will pay you a cash payment equal to:

$1,000 × (1 + Underlying Return × Participation rate)

Because of the effective cap on the underlying return of 100.00% and the participation rate, the Notes are subject to an embedded maximum payment at maturity per Note.

If the underlying return is zero or negative, UBS will pay you a cash payment equal to: $1,000

In this scenario, you will receive no positive return on the Notes. The payment at maturity will be greater than the principal amount only if the underlying return is positive. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Underlying Return

The quotient, expressed as a percentage, of the following formula:

Initial Spot Rate – Final Spot Rate
Initial Spot Rate

The underlying return increases as the underlying currency appreciates relative to the U.S. dollar and decreases as the underlying currency depreciates relative to the U.S. dollar.

As compared to a “conversion return” as described under “Hypothetical Examples and Return Table of the Notes at Maturity — How the Underlying Return Formula Works” herein, the underlying return formula has the effect of diminishing any appreciation of the underlying currency and magnifies any depreciation of the underlying currency relative to the U.S. dollar. This formula also effectively caps the underlying return to 100.00%.

See “Key Risks — The method of calculating the underlying return will diminish any appreciation of the underlying currency and magnify any depreciation of the underlying currency relative to the U.S. dollar and effectively limits the underlying return to 100.00%” and “Hypothetical Examples and Return Table of the Notes at Maturity — How the Underlying Return Formula Works” herein.

Maximum Payment at Maturity per Note	$2,000.00

Spot Rate

The spot rate of the underlying currency on any relevant day is expressed as a number of the underlying currency per one U.S. dollar as reported by Bloomberg Professional® service (“Bloomberg”) on page BFIX (USDEUR) (or any successor page) at approximately 10:00 a.m., New York City time, on that day.

The spot rate decreases as the underlying currency appreciates relative to the U.S. dollar and increases as the underlying currency depreciates relative to the U.S. dollar. See “— Underlying Return” herein.

Initial Spot Rate(1)	The spot rate for the underlying currency on the trade date.
Final Spot Rate(1)	The spot rate for the underlying currency on the final valuation date.
Trade Date

As specified on the cover hereof, subject to postponement for certain market disruption events and as described under “Additional Information About the Notes — Market Disruption Events herein. If such day is not a currency business day then such day will be the following currency business day.

Settlement Date

As specified on the cover hereof, subject to postponement for certain market disruption events and as described under “Additional Information About the Notes — Market Disruption Events herein. If such day is not a business day then such day will be the following business day.

Final Valuation Date

As specified on the cover hereof, subject to postponement for certain market disruption events and as described under “Additional Information About the Notes — Market Disruption Events herein. If such day is not a currency business day then such day will be the following currency business day.

Maturity Date

As specified on the cover hereof, subject to postponement for certain market disruption events and as described under “Additional Information About the Notes — Market Disruption Events herein. If such day is not a business day, such day will be the following business day. If such day is not a business day then such day will be the following business day.

(1) As determined by the calculation agent and as may be adjusted in the case of certain adjustment events as described under “Additional Terms of the Notes — Market Disruption Events” herein.

Investment Timeline

Trade Date	The initial spot rate of the underlying currency is observed, and the initial spot rate and the final terms of the Notes are set.

Maturity Date

The final spot rate for the underlying currency is observed on the final valuation date and the underlying return is calculated.

If the underlying return is positive (meaning that the underlying currency has appreciated relative to the U.S. dollar), UBS will pay you a cash payment per Note equal to:

$1,000 × (1 + Underlying Return × Participation Rate)

Because of the effective cap on the underlying return of 100.00% and the participation rate, the Notes are subject to an embedded maximum payment at maturity per Note.

If the underlying return is zero or negative, UBS will pay you a cash payment per Note equal to:

$1,000

In this scenario, you will receive no positive return on the Notes. The payment at maturity will be greater than the principal amount only if the underlying return is positive. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Investing in the Notes involves significant risks. Repayment of the principal amount applies only if the Notes are held to maturity. The payment at maturity will be greater than the principal amount only if the underlying return is positive. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amounts owed to you under the Notes and you could lose all of your initial investment.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to a hypothetical investment in the underlying currency. Some of the key risks that apply to the Notes are summarized below. We also urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes.

Risks Relating to Return Characteristics

♦You may receive no positive return on the Notes — If the underlying return is zero or negative, the amount that you receive at maturity will be limited to the principal amount of your Notes and you will earn no positive return on your investment in the Notes. The return of your principal amount at maturity will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

♦The contingent repayment of principal applies only if you hold your Notes to maturity — You should be willing to hold your Notes to maturity. The stated payout by the issuer is available only if you hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the spot rate at such time has decreased relative to the initial spot rate, meaning that the underlying currency has appreciated relative to the U.S. dollar. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

♦The participation rate applies only at maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the participation rate and the percentage return you realize may be less than the then-current underlying return multiplied by the participation rate, even if such return is positive. You can receive the full benefit of the participation rate only if you hold your Notes to maturity.

♦Your potential return on the Notes is limited by an embedded maximum payment at maturity per Note — Because of the effective cap on the underlying return of 100.00% and the participation rate, the Notes are subject to an embedded maximum payment at maturity per Note. Therefore, your return on the Notes may be less than it would be in a hypothetical direct investment in the underlying currency.

♦The method of calculating the underlying return will diminish any appreciation of the underlying currency and magnify any depreciation of the underlying currency relative to the U.S. dollar and effectively limits the underlying return to 100.00% — The underlying return reflects the return of the underlying currency relative to the U.S. dollar from the initial spot rate to the final spot rate, calculated using the formula set forth under “Underlying Return” on page 2 herein. While the underlying return for purposes of the Notes is determined using such formula, there are other reasonable ways to determine the return of the underlying currency relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the underlying currency relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into the underlying currency at the initial spot rate on the trade date and then, on the final valuation date, converting back into U.S. dollars at the final spot rate. In this document, we refer to the return of the underlying currency relative to the U.S. dollar calculated using that method, which is not used for purposes of the Notes, as a “conversion return.”

Under the underlying return formula, any appreciation of the underlying currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of the underlying currency relative to the U.S. dollar will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of the underlying currency relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the underlying return increases. The magnifying effect on any depreciation of the underlying currency relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the underlying return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar securities that reflected conversion returns. Further, the underlying return formula also effectively caps the underlying return to 100.00%. See also “Hypothetical Examples and Return Table of the Notes at Maturity — How the Underlying Return Formula Works” herein.

♦No interest payments — UBS will not pay any interest with respect to the Notes.

♦Owning the Notes is not the same as owning the underlying currency — The return on your Notes may not reflect the return you would realize if you invested directly in the underlying currency. For instance, the payment at maturity of the Notes is limited by an embedded maximum payment at maturity per Note. Further, the return on such a direct investment in the underlying currency depends primarily upon the appreciation or depreciation of the underlying currency relative to the U.S. dollar during the term of the Notes, and not on whether the underlying return is positive or negative (or zero). Furthermore, the method of calculating the underlying return may result in a lesser return than that of a direct investment, as discussed further under “— The method of calculating the underlying return will diminish any appreciation of the underlying currency and magnify any depreciation of the underlying currency relative to the U.S. dollar and effectively caps the underlying return to 100.00%” herein.

Risks Relating to Characteristics of the Underlying Currency

♦Market risk — The return on the Notes, which may be zero, is directly linked to the performance of the underlying currency and will depend on whether, and the extent to which, the underlying return is positive or negative. The spot rate of the underlying currency is the result of the supply of, and the demand for, the underlying currency. Changes in the spot rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the relevant country and the United States, including economic and political developments in other countries. Of particular importance to foreign exchange risks are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments; and the extent of governmental surpluses or deficits in the relevant country and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant countries and the United States and other countries important to international trade and finance. You, as an investor in the Notes, should make your own investigation into the underlying currency and the spot rate and the merits of an investment linked to it.

♦Governmental intervention could materially and adversely affect the value of the Notes — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of the relevant non-U.S. country and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. In addition, other governmental actions, such as sanctions, against one or more countries utilizing the underlying currency as its official currency could adversely affect the value of the underlying currency relative to the U.S. dollar. Thus, actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders may negatively affect the value of the underlying currency and, therefore, the market value of, and return on, the Notes.

♦Suspensions or disruptions of market trading in the underlying currency may adversely affect the value of the Notes — The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the exchange rate between the underlying currency and the U.S. dollar, including by significantly widening the bid/offer spread, and therefore, the return on the Notes and the value of the Notes in the secondary market.

♦Even though the underlying currency and the U.S. dollar trade around-the-clock, the Notes will not — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the Notes, if any, will not conform to the hours during which the underlying currency and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

♦Currency exchange risks can be expected to heighten in periods of financial turmoil — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of the underlying currency and the United States and the governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the underlying currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates.

♦There can be no assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the value of the underlying currency will rise or fall relative to the U.S. dollar and there can be no assurance that the underlying return will be positive. The final spot rate will be influenced by complex and interrelated political, economic, financial and other factors that affect the underlying currency. You should be willing to accept the risks of owning foreign currencies in general and the underlying currency in particular, and the risk of receiving no positive return on the Notes.

Estimated Value Considerations

♦The issue price you pay for the Notes will exceed their estimated initial value — The issue price you pay for the Notes will exceed their estimated initial value as of the trade date due to the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and projected profits. As of the trade date, we will determine the estimated initial value of the Notes by reference to our internal pricing models and it will be set forth in the final pricing supplement. The pricing models used to determine the estimated initial value of the Notes incorporate certain variables, including the level and volatility of the underlying currency, prevailing interest rates, the term of the Notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The underwriting discount, hedging costs, issuance costs, projected profits and the difference in rates will reduce the economic value of the Notes to you. Due to these factors, the estimated initial value of the Notes as of the trade date will be less than the issue price you pay for the Notes.

♦The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value — The value of your Notes at any time will vary based on many factors, including the factors described above and in “— Risks Relating to Characteristics of the Underlying Currency — Market risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the Notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the Notes determined by reference to our internal pricing models. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

♦Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date — We may determine the economic terms of the Notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the Notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the Notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the Notes.

Risks Relating to Liquidity and Secondary Market Price Considerations

♦There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates intend, but are not required, to make a market in the Notes and may stop making a market at any time. If you are able to sell your Notes prior to maturity, you may have to sell them at a substantial loss. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

♦The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements — For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such Notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any).” Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the Notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the Notes. As described above, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Financial Services Inc. and UBS Securities LLC reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

♦Economic and market factors affecting the terms and market price of Notes prior to maturity — Because structured notes, including the Notes, can be thought of as having a debt component and a derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity. These factors include the spot rate of the underlying currency; the volatility of the spot rate; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS; the then current bid-ask spread for the Notes and the factors discussed under “— Risks Relating to Hedging Activities and Conflicts of Interest — Potential conflicts of interest” below. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices — All other things being equal, the use of the internal funding rates described above under “— Estimated Value Considerations” as well as the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the Notes in any secondary market.

Risks Relating to Hedging Activities and Conflicts of Interest

♦Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying currency, listed and/or over-the-counter options, futures, exchange-traded funds or other instruments with returns linked to the performance of the underlying currency may adversely affect the spot rate of the underlying currency and, therefore, the market value of, and return on, the Notes.

♦Potential conflicts of interest — There are potential conflicts of interest between you, as a holder of the Notes, and the calculation agent, which will be an affiliate of UBS. The calculation agent can postpone the determination of, or in certain circumstances may determine, the initial spot rate, spot rate or final spot rate of the underlying currency if a market disruption event occurs or is continuing on that day with respect to the underlying currency. As UBS determines the economic terms of the Notes, including the participation rate, and such terms include the underwriting discount, hedging costs, issuance costs and projected profits, the Notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.

♦Dealer incentives — UBS and its affiliates act in various capacities with respect to the Notes. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay a total underwriting compensation in an amount equal to the underwriting discount listed on the cover hereof per Note to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market.

♦Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the market value of, and return on, the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying currency.

♦The calculation agent can postpone the determination of the spot rate, and in certain circumstances determine the spot rate, if a market disruption event occurs with respect to the underlying currency — If the calculation agent determines that a market disruption event has occurred or is continuing with respect to the underlying currency on the trade date or the final valuation date, such date will be postponed until the first currency business day on which no market disruption event occurs or is continuing. If such a postponement occurs, then the calculation agent will instead use the spot rate on the currency business day following the date on which no market disruption event occurs or is continuing with respect to the underlying currency, as described further under “Additional Information About the Notes — Market Disruption Events” herein.

If such date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the applicable date of determination. If the spot rate is not available on the last possible day that qualifies as the applicable date of determination, either because of a market disruption event or for any other reason, the calculation agent will determine the spot rate for the underlying currency, taking into consideration all available information that it in good faith deems relevant, as described under “Additional Information About the Notes — Market disruption events” herein.

Further, if the underlying currency is converted into another currency, or another currency is substituted for the underlying currency (in each case, the “new currency”) pursuant to applicable law or regulation (the “relevant law”), the underlying currency shall be substituted by the new currency for all purposes of the Notes at the conversion rate prescribed in the relevant law at the time of such substitution. The occurrence of these events and the consequent adjustments may materially and adversely affect the market value of, and return on, the Notes. See “Additional Information About the Notes — Market disruption events” herein.

Risks Relating to General Credit Characteristics

♦Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, UBS’ actual and perceived creditworthiness may affect the market value of the Notes. If UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose all of your initial investment.

♦The Notes are not bank deposits — An investment in the Notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Notes have different yield, and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

♦If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder — The Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (the “Swiss Banking Act”) grants the Swiss Financial Market Supervisory Authority (“FINMA”) broad powers to take measures and actions in relation to UBS if it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or, after expiry of a deadline, UBS fails to fulfill the applicable capital adequacy requirements (whether on a standalone or consolidated basis). If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings.

In restructuring proceedings, FINMA, as resolution authority, is competent to approve the restructuring plan. The restructuring plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of Notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the partial or full conversion of UBS’ debt and/or other obligations, including its obligations under the Notes, into equity (a “debt-to-equity swap”), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the Notes. Prior to any debt-to-equity swap or write-off with respect to any Notes, outstanding equity and debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital must be converted or written-down, as applicable, and cancelled. The Swiss Banking Act addresses the order in which a debt-to-equity swap or a write-off of debt instruments (other than debt instruments qualifying as additional tier 1 capital or tier 2 capital) should occur: first, all subordinated obligations not qualifying as regulatory capital; second, debt instruments for loss absorbency in the course of insolvency measures (Schuldinstrumente zur Verlusttragung im Falle von Insolvenzmassnahmen) under the Swiss Ordinance concerning Capital Adequacy and Risk Diversification for Banks and Notes Dealers of June 1, 2012, as amended; third, all other obligations not excluded by law from a debt-to-equity swap or write-off (other than deposits), such as the Notes; and fourth, deposits to the extent in excess of the amount privileged by law. However, given the broad discretion granted to FINMA, any restructuring plan approved by FINMA in connection with restructuring proceedings with respect to UBS could provide that the claims under or in connection with the Notes will be fully or partially converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with UBS’ obligations under the Notes. Consequently, the exercise by FINMA of any of its statutory resolution powers or any suggestion of any such exercise could materially adversely affect the rights of holders of the Notes, the price or value of their investment in the Notes and/or the ability of UBS to satisfy its obligations under the Notes and could lead to holders losing some or all of their investment in the Notes.

Once FINMA has opened restructuring proceedings with respect to UBS, it may consider factors such as the results of operations, financial condition (in particular, the level of indebtedness, potential future losses and/or restructuring costs), liquidity profile and regulatory capital adequacy of UBS and its subsidiaries, or any other factors of its choosing, when determining whether to exercise any of its statutory resolution powers with respect to UBS, including, if it chooses to exercise such powers to order a debt-to- equity swap and/or a write-off, whether to do so in full or in part. The criteria that FINMA may consider in exercising any statutory resolution power provide it with considerable discretion. Therefore, holders of the Notes may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and, consequently, its potential effects on the Notes and/or UBS.

If UBS were to be subject to restructuring proceedings, the creditors whose claims are affected by the restructuring plan would not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan with respect to UBS has been approved by FINMA, the rights of a creditor to challenge the restructuring plan or have the restructuring plan reviewed by a judicial or administrative process or otherwise (e.g., on the grounds that the plan would unduly prejudice the rights of holders of Notes or otherwise be in violation of the Swiss Banking Act) are very limited. Even if any of UBS’ creditors were to successfully challenge the restructuring plan in court, the court could only require the relevant creditors to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated and how it would be funded. Any such challenge (even if successful) would not suspend, or result in the suspension of, the implementation of the restructuring plan.

Risks Relating to U.S. Federal Income Taxation

♦Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Notes?” herein.

Hypothetical Examples and Return Table of the Notes at Maturity

The below examples and table are based on hypothetical terms. The actual terms will be set on the trade date and will be indicated on the cover of the final pricing supplement.

The examples and table below illustrate the payment at maturity for a $1,000.00 Note on a hypothetical offering of the Notes, with the following assumptions (amounts may have been rounded for ease of reference):

Principal Amount:	$1,000.00
Term:	Approximately 18 months
Initial Spot Rate:	0.90
Participation Rate:	1.00
Range of Underlying Return:	-200.00% to 100.00%

Example 1: The Underlying Return is 5.00%.

Because the underlying return is positive (meaning that the underlying currency has appreciated relative to the U.S. dollar), the payment at maturity per Note will be calculated as follows:

$1,000.00 × (1 + Underlying Return × Participation Rate)

=$1,000.00 × (1 + 5.00% × 1.00)

= $1,000 × (1 + 5.00%)
= $1,050.00 per Note (5.00% total return).

Example 2: The Underlying Return is 20.00%.

Because the underlying return is positive (meaning that the underlying currency has appreciated relative to the U.S. dollar), the payment at maturity per Note will be calculated as follows:

$1,000.00 × (1 + Underlying Return × Participation Rate)

=$1,000.00 × (1 + 20.00% × 1.00)

=$1,000.00 × (1 + 20.00%)
= $1,200.00 per Note (20.00% total return).

Example 3: The Underlying Return is 0.00%.

Because the underlying return is zero or negative, the payment at maturity per Note will be equal to the principal amount of $1,000.00 (0.00% total return).

Example 4: The Underlying Return is -200.00%.

Because the underlying return is zero or negative, the payment at maturity per Note will be equal to the principal amount of $1,000.00 (0.00% total return).

Examples 3 and 4 illustrate that you will receive no positive return on the Notes unless the underlying return is positive. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amount owed to you under the Notes and you could lose all of your initial investment.

Underlying Currency		Payment and Return at Maturity
Final Spot Rate	Underlying Return	Payment at Maturity	Note Total Return at Maturity
0.0000	100.00%	$2,000.00	100.00%*
0.4500	50.00%	$1,500.00	50.00%
0.5400	40.00%	$1,400.00	40.00%
0.6300	30.00%	$1,300.00	30.00%
0.7200	20.00%	$1,200.00	20.00%
0.8100	10.00%	$1,100.00	10.00%
0.8550	5.00%	$1,050.00	5.00%
0.9000	0.00%	$1,000.00	0.00%
0.9900	-10.00%	$1,000.00	0.00%
1.0800	-20.00%	$1,000.00	0.00%
1.1700	-30.00%	$1,000.00	0.00%
1.2600	-40.00%	$1,000.00	0.00%
1.3500	-50.00%	$1,000.00	0.00%
1.5750	-75.00%	$1,000.00	0.00%
1.8000	-100.00%	$1,000.00	0.00%
2.0250	-125.00%	$1,000.00	0.00%
2.2500	-150.00%	$1,000.00	0.00%
2.7000	-200.00%	$1,000.00	0.00%

* Represents the maximum payment at maturity per Note due to the effective cap on the underlying return of 100.00%.

How the Underlying Return Formula Works

The underlying return reflects the return of the underlying currency relative to the U.S. dollar from the initial spot rate to the final spot rate, calculated using the formula set forth under “Underlying Return” on page 2 herein. While the underlying return for purposes of the Notes is determined using such formula, there are other reasonable ways to determine the return of the underlying currency relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the underlying currency relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into the underlying currency at the initial spot rate on the trade date and then, on the final valuation date, converting back into U.S. dollars at the final spot rate. In this document, we refer to the return of the underlying currency relative to the U.S. dollar calculated using that method, which is not used for purposes of the Notes, as a “conversion return.”

As demonstrated in the table below, under the underlying return formula, any appreciation of the underlying currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of the underlying currency relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of the underlying currency relative to the U.S. dollar increases as the underlying return increases, and the magnifying effect on any depreciation of the underlying currency relative to the U.S. dollar increases as the underlying return decreases. Accordingly, your return on the Notes may be less than that of an investment in similar securities that effected conversion returns or if you effected conversion returns through a direct investment in the underlying currency. Further, the underlying return formula also effectively caps the underlying return to 100.00%. See also “Underlying Return” on page 2 and “Key Risks — The method of calculating the underlying return will diminish any appreciation of the underlying currency and magnify any depreciation of the underlying currency relative to the U.S. dollar and effectively limits the underlying return to 100.00%” herein.

Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Underlying Return	Conversion Return*
0.9000	1.3500	-50.00%	-33.33%
0.9000	1.2000	-33.33%	-25.00%
0.9000	1.0000	-11.11%	-10.00%
0.9000	0.8000	11.11%	12.50%
0.9000	0.6000	33.33%	50.00%
0.9000	0.4500	50.00%	100.00%

* Calculated as discussed above; as a formula, equal to: (1) the quotient of (a) the hypothetical initial spot rate divided by (b) the hypothetical final spot rate, minus (2) 1.0.

Investing in the Notes involves significant risks. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its obligations, you may not receive any amount owed to you under the Notes and you could lose all of your initial investment.

Information About the Underlying Currency

All disclosures contained in this document regarding the underlying currency are derived from publicly available information. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying currency. You should make your own investigation into the underlying currency.

Included on the following pages is a brief description of the underlying currency. This information has been obtained from publicly available sources. Set forth below are graphs that illustrate the past performance for the underlying currency. We obtained the past performance information set forth below from Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical levels of the underlying currency as an indication of future performance.

Euro (EUR)

The spot rate with respect to the euro is expressed as a number of euro per one U.S. dollar. The spot rate decreases when the euro appreciates relative to the U.S. dollar and increases when the euro depreciates relative to the U.S. dollar.

Historical Information

The graph below illustrates the spot rate of the underlying currency from January 1, 2015 through October 28, 2025 based on the daily spot rates as reported by Bloomberg, without independent verification. The spot rate of the underlying currency on October 28, 2025 was 0.8592. Past performance of the underlying currency relative to the U.S. dollar is not indicative of the future performance of the underlying currency relative to the U.S. dollar during the term of the Notes.

What Are the Tax Consequences of the Notes?

The U.S. federal income tax consequences of your investment in the Notes are uncertain. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Some of these tax consequences are summarized below, but we urge you to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS. This discussion replaces the U.S. federal income tax discussions in the accompanying prospectus.

General. This discussion, other than the section below entitled “Non-U.S. Holders”, applies to you only if you are a U.S. Holder, the original investor in the Notes and you hold your Notes as capital assets within the meaning of Section 1221 of the Code for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦a dealer in securities or currencies,

♦a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

♦a financial institution or a bank,

♦a regulated investment company or a real estate investment trust or a common trust fund,

♦a life insurance company,

♦a tax-exempt organization or an investor holding the securities in a tax-advantaged account (such as an “individual retirement account” or “Roth IRA”), as defined in Section 408 of the Code or Section 408A of the Code, respectively,

♦a person that owns Notes as part of a hedging transaction, straddle, synthetic security, conversion transaction, or other integrated transaction, or enters into a “constructive sale” with respect to the Notes or a “wash sale” with respect to the Notes or the underlying currency, or

♦a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

You are a U.S. holder if you are a beneficial owner of a Note and you are: (i) a citizen or resident of the U.S., (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

U.S. Tax Treatment. Your Notes should be treated as contingent payment debt instruments (“CPDI”) subject to taxation under the “noncontingent bond method”. If your Notes are so treated, you should generally, for each accrual period, accrue original issue discount (“OID”) equal to the product of (i) the “comparable yield” (adjusted for the length of the accrual period) and (ii) the “adjusted issue price” of the Notes at the beginning of the accrual period. This amount is ratably allocated to each day in the accrual period and is includible as ordinary interest income by a U.S. holder for each day in the accrual period on which the U.S. holder holds the CPDI, whether or not the amount of any payment is fixed or determinable in the taxable year. Thus, the noncontingent bond method will result in recognition of income prior to the receipt of cash.

In general, the comparable yield of a CPDI is equal to the yield at which we would issue a fixed rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. In general, because similar fixed rate debt instruments issued by us are traded at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the benchmark rate on the settlement date and the spread. However, a special rule provides that the comparable yield may not be less than the “applicable federal rate” published by the Treasury.

As the Notes have only a single contingent payment at maturity, the adjusted issue price of each Note at the beginning of each accrual period is equal to the issue price of the Note plus the amount of OID previously includible in the gross income of the U.S. holder in respect of prior accrual periods.

In addition to the determination of a comparable yield, the noncontingent bond method requires the construction of a projected payment schedule. The projected payment schedule includes the projected amounts for each contingent payment to be made under the CPDI that are adjusted to produce the comparable yield. We have determined that the comparable yield for the Notes is equal to [●]% per annum, compounded semi-annually, with a projected payment at maturity of $[●] based on an investment of $1,000.

Based on this comparable yield, if you are an initial holder that holds a Note until maturity and you calculate your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary interest income from the Note, not taking into account any positive or negative adjustments you may be required to take into account based on actual payments on such Note:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 Note)	Total Interest Deemed to Have Accrued From Settlement Date (per $1,000 Note) as of End of Accrual Period
Settlement Date through January 1, 2026	$[●]	$[●]
January 1, 2026 through July 1, 2026	$[●]	$[●]
July 1, 2026 through January 1, 2027	$[●]	$[●]
January 1, 2027 through Maturity Date	$[●]	$[●]

A U.S. holder of the Notes is required to use our projected payment schedule to determine its interest accruals and adjustments, unless such holder determines that our projected payment schedule is unreasonable, in which case such holder must disclose its own projected payment schedule in connection with its U.S. federal income tax return and the reason(s) why it is not using our projected payment schedule. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual contingent amount, if any, that we will pay on a Note.

If the actual amounts of contingent payments are different from the amounts reflected in the projected payment schedule, a U.S. holder is required to make adjustments in its OID accruals under the noncontingent bond method described above when those amounts are paid. Accordingly, an adjustment arising from the contingent payment made at maturity that is greater than the assumed amount of such payment is referred to as a “positive adjustment”; such adjustment arising from the contingent payment at maturity that is less than the assumed amount of such payment is referred to as a “negative adjustment”. Any positive adjustment for a taxable year is treated as additional OID income of the U.S. holder. Any net negative adjustment reduces any OID on the Note for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of OID accrued in prior years.

In general, a U.S. holder’s basis in a CPDI is increased by the projected contingent payments accrued by such holder under the projected payment schedule (as determined without regard to adjustments made to reflect differences between actual and projected payments) and the projected amount of any contingent payments previously made. Gain on the taxable disposition of a CPDI generally is treated as ordinary income. Loss, on the other hand, is treated as ordinary loss only to the extent of the U.S. holder’s prior net OID inclusions (i.e., reduced by the total net negative adjustments previously allowed to the U.S. holder as an ordinary loss) and capital loss to the extent in excess thereof. However, the deductibility of a capital loss realized on the taxable disposition of a Note is subject to limitations. Under the rules governing CPDI, special rules would apply to a person who purchases Notes at a price other than the adjusted issue price as determined for tax purposes.

A U.S. holder that purchases a Note for an amount other than the public offering price of the Note will be required to adjust its OID inclusions to account for the difference. These adjustments will affect the U.S. holder’s basis in the Note. Reports to U.S. holders may not include these adjustments. U.S. holders that purchase Notes at other than the issue price to public should consult their tax advisors regarding these adjustments.

Prospective investors should consult their tax advisors with respect to the application of the CPDI provisions to the Notes.

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above.

Alternative Characterizations. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income”, which may include any income or gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.

Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. U.S. holders are urged to consult their tax advisors as to the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Subject to “FATCA”, discussed below, if you are a non-U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Gain realized from the taxable disposition of a Note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S., (ii) the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) the non-U.S. holder has certain other present or former connections with the U.S.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S. -source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. -source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is not possible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.

Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Additional Terms of the Notes

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through the Depository Trust Company (“DTC”). Owners of beneficial interests in the Notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

Market Disruption Events

The calculation agent will determine the initial spot rate on the trade date and the final spot rate on the final valuation date. If the calculation agent determines that, on any such date with respect to the underlying currency, a market disruption event has occurred or is continuing, the affected date may be postponed by up to fourteen calendar days. If such a postponement occurs, the calculation agent will determine the initial spot rate or the final spot rate by reference to the spot rate on the currency business day following the date on which no market disruption event occurs or is continuing. In no event, however, will any such date be postponed by more than fourteen calendar days. If the affected date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day with respect to the underlying currency, the calculation agent will determine the spot rate for the underlying currency on the first succeeding currency business day. In such an event, the calculation agent will determine the spot rate for the underlying currency taking into consideration all available information that it in good faith deems relevant.

If the calculation agent postpones the trade date or the final valuation date, then the settlement date and the maturity date will also be postponed to maintain the same number of business days between such relevant dates as existed prior to such postponement.

Notwithstanding the occurrence of one or more of the events below, which may constitute a market disruption event, the calculation agent may waive its right to postpone a date of determination or determine the spot rate if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the spot rate or the final spot rate, as applicable, with respect to any such date.

Any of the following will be a market disruption event with respect to the underlying currency, in each case as determined by the calculation agent:

●the failure by the relevant price source (as specified on page 2 herein) to announce or publish the spot rate (or the information necessary for determining the spot rate);

●the temporary or permanent discontinuance or unavailability of the spot rate from the relevant price source;

●any day that is not a currency business day with respect to the underlying currency, and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial center(s) of the underlying currency two currency business days prior to the scheduled date of determination; or

●any event that materially impairs the ability of market participants in general to effect transactions in or obtain market values for the spot rate or futures or options contracts relating to the spot rate.

Notwithstanding the above, if the underlying currency is converted into another currency, or another currency is substituted for the underlying currency (in each case, the “new currency”), pursuant to applicable law or regulation (the “relevant law”), the calculation agent will instead substitute the new currency as the underlying currency for all purposes of the Notes at the conversion rate prescribed in the relevant law at the time of such substitution, and make any required adjustment to the initial spot rate, final spot rate and/or any other relevant term, as applicable, and thereafter will determine any amount payable on the Notes by reference to the new currency and such adjusted terms.

The occurrence of these events and the consequent adjustments may materially and adversely affect the market value of, and return on, the Notes.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem your Notes in the circumstances described under “Description of Debt Notes We May Offer — Optional Tax Redemption” in the accompanying prospectus. If we exercise this right with respect to your Notes, the redemption price of the Notes will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of your Notes is accelerated, we will pay the Default Amount in respect of the principal of your Notes at maturity. We describe the Default Amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding Principal Amount of the Notes as the outstanding Principal Amount of the series of Notes constituted by that Note. Although the terms of the Notes may differ from those of the other Medium-Term Notes, Series B holders of specified percentages in Principal Amount of all Medium-Term Notes, Series B together in some cases with other series of our debt Notes, will be able to take action affecting all the Medium-Term Notes, Series B including the Notes. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Notes We May Offer — Default, Remedies and Waiver of Default” and “— Modification and Waiver of Covenants”.

Default Amount

The “Default Amount” for your Notes on any day will be an amount, in U.S. dollars for the principal of your Notes, equal to the cost of having a Qualified Financial Institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your Notes. That cost will equal:

●the lowest amount that a Qualified Financial Institution would charge to effect this assumption or undertaking; plus

●the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of your Notes in preparing any documentation necessary for this assumption or undertaking.

During the Default Quotation Period for your Notes, which we describe below, the holders of your Notes and/or we may request a Qualified Financial Institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the Default Quotation Period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the Qualified Financial Institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the Default Quotation Period, in which case that quotation will be disregarded in determining the Default Amount.

Default Quotation Period

The “Default Quotation Period” is the period beginning on the day the Default Amount first becomes due and ending on the third Business Day after that day, unless:

●no quotation of the kind referred to above is obtained; or

●every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the Default Quotation Period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the Default Quotation Period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the Default Amount at any time, a “Qualified Financial Institution” means a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

●A-1 or higher by Standard & Poor’s or any successor, or any other comparable rating then used by that rating agency; or

●P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Currency Business Day

A “currency business day” with respect to the underlying currency means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the underlying currency (with respect to the euro, London, United Kingdom), (b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close and (c) the real time gross settlement system operated by the Eurosystem (T2) or any successor system, is open for settlement of payments.

Business Day

When we refer to a business day with respect to the Notes, we mean a day that is a business day of the kind described in the “Description of Debt Notes We May Offer — Payment Mechanics for Debt Notes” in the attached prospectus.

Manner of Payment

Any payment on your Notes will be made to accounts designated by you or the holder of your Notes and approved by us, or at the office of the trustee in New York City, but only when your Notes are surrendered to the trustee at that office. We may also make any payment in accordance with the applicable procedures of DTC (or any successor depositary).

Role of Calculation Agent

UBS Securities LLC will serve as the calculation agent (the “calculation agent”). We may change the calculation agent after the settlement date of the Notes without notice. The calculation agent will make all determinations regarding the amounts payable in respect of your Notes at maturity and all other determinations or adjustments with respect to the Notes, in its sole discretion. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Booking Branch

The booking branch is UBS AG London Branch.

Currency of Notes

The specified currency for your Notes will be U.S. dollars.

Use of Proceeds and Hedging

The net proceeds from the offering of the Notes will be used to provide funding for our operations and other general corporate purposes as described in the accompanying prospectus under “Use of Proceeds”. We and/or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we and/or our affiliates expect to enter into hedging transactions involving purchases and sales of interest rate-linked instruments, listed and/or over-the-counter options, futures, exchange-traded funds or other instruments prior to, on or after the applicable pricing date. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. Consequently, with regard to your Notes, from time to time, we and/or our affiliates may:

●acquire or dispose of long or short positions in foreign-exchange-linked instruments;

●acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on exchange rates;

●acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of exchange rates; or

●any combination of the above.

We and/or our affiliates may close out our or their hedge position relating to the Notes during the term of your Notes. That step may involve sales or purchases of the instruments described above. No holder of the Notes will have any rights or interest in our or any affiliates’ hedging activity or any positions we or our affiliates may take in connection with any hedging activity.

We and/or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we and/or our affiliates may enter into hedging transactions involving the execution of long-term or short-term interest rate swaps, futures and option transactions or purchases and sales of Notes before, on and after the pricing date of the Notes. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In addition, we or one of our affiliates may enter into swap agreements or related hedging activities with the dealer or its affiliates.

We and/or our affiliates may acquire a long or short position in Notes similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those Notes.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes, including any payment at maturity. See “Risk Factors” in this document for a discussion of these adverse effects.

Certain ERISA Considerations

We, UBS Financial Services Inc., UBS Securities LLC and other of our affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Note Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Code) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of our affiliates acts as a fiduciary as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”) would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of our affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of Notes where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). Upon purchasing the Notes, a Plan will be deemed to have represented that the acquisition, holding and, to the extent relevant, disposition of the Notes is eligible for relief under PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23, the service provider exemption or another applicable exemption and that the purchase, holding and, if applicable, subsequent disposition of the Notes will not constitute or result in a non-exempt prohibited transaction. In addition, any such Plan also will be deemed to have represented that none of us, UBS Securities LLC or any other of our affiliates is a fiduciary in connection with the acquisition, holding and disposition of the Notes, or as a result of the exercise by us or our affiliates of any rights in connection with the Notes.

In addition to the prohibited transaction considerations noted above, ERISA and the regulations promulgated thereunder by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “plan asset regulations”), provide that if a covered plan invests in an “equity interest” of an entity that is neither a “publicly-offered security” (as defined in the plan asset regulations) nor a security issued by an investment company registered under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), the covered plan’s assets will include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that “benefit plan investors” (within the meaning of the plan asset regulations) own less than 25% of the total value of each class of equity interests in the entity. An “operating company” is defined under the plan asset regulations as an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. It is not anticipated that the Notes will constitute “publicly-offered securities” or that we will register under the Investment Company Act, and we will not monitor whether “benefit plan investors” will own 25% or more of the total value of any class of equity interests in UBS. That said, while no assurance can be given, we believe that we should qualify as an “operating company” within the meaning of the plan asset regulations. If the underlying assets of UBS were deemed to be “plan assets” of a covered plan, this would result, among other things, in the application of the prudence and other fiduciary responsibility standards of ERISA to activities engaged in by us and the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of ERISA and Section 4975 of the Code thereto, including but not limited to the prohibited transaction rules and the applicable exemptions.

The discussion above supplements the discussion under “Benefit Plan Investor Considerations” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)

We will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase, all of the Notes at the issue price to the public less the underwriting discount indicated on the cover hereof. UBS Securities LLC will agree to resell all of the Notes to UBS Financial Services Inc. at a discount from the issue price to the public equal to the underwriting discount indicated on the cover hereof.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ internal valuation — The value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliates’ customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 4 months after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates intend, but are not required, to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” herein.

Prohibition on Sales to EEA Retail Investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

Prohibition on Sales to UK Retail Investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

You should rely only on the information incorporated by reference or provided in this preliminary pricing supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this preliminary pricing supplement is accurate as of any date other than the date on the front of the document.

TABLE OF CONTENTS

Preliminary Pricing Supplement

Investment Description	i
Features	i
Key Dates	i
Note Offering	i
Additional Information About UBS and the Notes	ii
Investor Suitability	1
Preliminary Terms	2
Investment Timeline	3
Key Risks	4
Hypothetical Examples and Return Table of the Notes at Maturity	9
Information About the Underlying Currency	11
What Are the Tax Consequences of the Notes?	12
Additional Terms of the Notes	15
Use of Proceeds and Hedging	17
Certain ERISA Considerations	18
Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)	19

Prospectus
Introduction	1
Cautionary Note Regarding Forward-Looking Statements	3
Incorporation of Information About UBS AG	6
Where You Can Find More Information	7
Presentation of Financial Information	8
Limitations on Enforcement of U.S. Laws Against UBS AG, Its Management and Others	8
UBS AG	8
Swiss Regulatory Powers	10
Use of Proceeds	11
Description of Debt Securities We May Offer	11
Description of Warrants We May Offer	48
Legal Ownership and Book-Entry Issuance	65
Considerations Relating to Indexed Securities	69
Considerations Relating to Floating Rate Securities	72
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	75
U.S. Tax Considerations	77
Tax Considerations Under the Laws of Switzerland	88
Benefit Plan Investor Considerations	90
Plan of Distribution	92
Validity of the Securities	95
Experts	95

$•

UBS AG

Market-Linked Notes

due on or about May 3, 2027

Preliminary Pricing Supplement dated October 28, 2025

(To Prospectus dated February 6, 2025)

UBS Investment Bank

UBS Financial Services Inc.